Mountain National Bancshares, Inc.

300 E. Main Street

Sevierville, TN 37864

December 14, 2011

VIA EDGAR CORRESPONDENCE

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain National Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 000-49912

Dear Mr. Webb:

On behalf of Mountain National Bancshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s (i) Form 10-K for the fiscal year ended December 31, 2010 that was filed on April 13, 2011 and (ii) Form 10-K/A for the fiscal year ended December 31, 2010 that was filed on April 29, 2011, contained in your letter dated November 9, 2011 (the “Comment Letter”), the Company submits this letter containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response. Additionally, per the Staff’s request, the Company has included a draft of proposed changes to the Company’s current disclosures where requested. Additions to the Company’s existing disclosure are underlined; deletions are set off by strikethrough.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 71

General

1.

We refer to prior comment 14 and reissue that comment, in part. Please confirm that future filings will, where appropriate, specifically refer to the definitions contained in Rule 13a-15(f) or 15d-15(f) when describing whether your internal controls over financial reporting are maintained in accordance with the Securities Exchange Act of 1934.

Mr. Mark Webb

December 14, 2011

RESPONSE:	The Company will revise its future filings in accordance with the Staff’s comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Class I Directors (Term to expire at the 2013 Annual Meeting of Shareholders), page 3

2.

We refer to prior comment 19 and reissue that comment, in part. In future filings, please provide the full five year business experience for Mr. Monson and Ms. Reams as required by Item 401(e) of Regulation S-K. With a view towards future disclosure, please tell us how long Mr. Monson and Ms. Reams have served as directors of Mountain National and describe any other business experience during the past five years. If there were periods over the past five years during which either of these directors were completely retired, i.e., they were not serving as your director and were not actively engaged in any business, this should be evident from your proposed disclosure.

RESPONSE: The Company points to the following sentence that was included on page 2 of the Company’s Form 10-K/A for the fiscal year ended December 31, 2010: “Each of the directors has served as a director of the Company since its inception in 2002 and as a director of Mountain National Bank (the “Bank”) since 1998.” In addition, the Company will revise its future filings in accordance with the Staff’s comment. Our proposed disclosure for future filings is as follows:

Jeffrey J. Monson, age 56, has served as the managing partner of GCS Partnership, a commercial real estate partnership in Greeneville, Tennessee, since 2007. He retired from TRW, a global automotive supply manufacturer, during 2006. Prior to that time, he spent ~~after~~ 27 years in various engineering and management positions in six plant locations. Mr. Monson is a graduate of Purdue University with a Bachelor’s Degree in Mechanical Engineering and served as an Officer in Purdue’s Mechanical Engineering Honorary Society. He also received a Master’s Degree from Purdue’s Krannert Graduate School of Management. Mr. Monson attends First United Methodist Church in Sevierville. In the past, he has served as a member of the United Way of Sevier County Board of Directors and the Boys and Girls Club of the

Mr. Mark Webb

December 14, 2011

Smoky Mountains Board of Directors. Mr. Monson is a graduate of the Leadership Sevier Class of 2002 and is past President of the Sevier County High School Soccer Support Group. He is currently a member of the Holston United Methodist Home for Children Board of Trustees. Mr. Monson also has commercial/residential real estate interests in Greene and Sevier Counties in Tennessee. Mr. Monson’s engineering background and business experience allows him to bring to the Board a broad understanding of a number of industries in which many of the Company’s clients operate. He is also actively involved in a number of community activities in the Company’s market area.

Ruth A. Reams, age 71, retired from Reams Drug Store more than ten years ago where she assisted her husband in the operation of the family business for many years. She currently is serving as a Board Member on the Dr. Robert F. Thomas Foundation Board, is a member of the Pigeon Forge Library Board and the Pigeon Forge Lion’s Club, and is a graduate of Leadership Sevier Class of 2001. Ms. Reams has extensive experience as a successful small business owner and is actively involved in a number of community activities in the Company’s market area.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (865) 908-1650 or by email at rhubbs@bankmnb.com.

Sincerely,

/s/ Richard A. Hubbs
Senior Vice President and Chief Financial Officer

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